SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Longs Drug Stores Corporation

(Name of Subject Company)

Longs Drug Stores Corporation

(Name of Person Filing Statement)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

543162101

(CUSIP Number of Class of Securities)

William J. Rainey, Esq.

Senior Vice President, General Counsel and Secretary

141 North Civic Drive

Walnut Creek, California 94596

(925) 937-1170

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Edward D. Herlihy, Esq.

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on August 18, 2008, and subsequently amended by Amendment No. 1 on September 8, 2008 and Amendment No. 2 on September 10, 2008 (as amended from time to time, the “Schedule 14D-9”) by Longs Drug Stores Corporation (the “Company”), a Maryland corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), to purchase all outstanding shares of common stock, par value $0.50 per share, of the Company (the “Shares” and each a “Share”) for $71.50 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by deleting the Reasons for the Recommendation section in its entirety and replacing it with the following:

“Reasons for the Recommendation.

The Board reached its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby for the following material reasons:

•

The current and prospective conditions of the industries in which the Company operates and how those industries are expected to evolve over the next several years. In particular, the Board considered the ability of the Company to compete and the rate at which the Company’s business could expand in current market conditions given the decline in government reimbursement rates, the decline of the frequency and rate of introduction of generic drugs, the implementation of Medicare Part D, and the increase in the rate at which national drug store chains and other competitors have entered the markets in which the Company operates. The Board also considered that while there had been consolidation in the retail pharmacy industry generally, there had been a significant expansion of other retail channels which competed with the Company in offering prescription drugs, including grocery stores, mass retailers and warehouse clubs. The Board also considered the historical, current and prospective financial condition, results of operations and business and strategic objectives of the Company. Each of these factors led the Board to conclude that the Company’s prospects as a stand-alone business were not likely to provide greater value than the Offer and was a reason for the Board’s recommendation that shareholders accept the Offer and tender their Shares.

•

The Board’s belief that the Offer and the Merger represented the surest and best prospect for maximizing stockholder value, based on the Board’s assessment, after consultation with its financial advisors, of the alternatives.

•	The price to be paid pursuant to the Offer and the Merger, which represents a 55% premium to the average 30 day trading price and a 32% premium to the closing trading price on August 12, 2008.

•

The Board’s belief that CVS is an attractive strategic acquirer, having a complementary business platform, a strong financial position to grow the business, and an excellent business reputation which would facilitate the Company’s retention of employees pending the completion of the transaction and increase the certainty that the transaction would be consummated.

•

The Board’s belief that the regulatory issues surrounding a transaction with Party A coupled with Party A’s refusal to assume all of the regulatory risk presented a significant risk of non-consummation of a transaction with Party A and the Board’s belief that the transaction with CVS did not present those risks.

•

From time to time, the Board has reviewed analyses of potential, hypothetical transactions that could be undertaken to monetize the value of the Company’s real estate. These hypothetical transactions include the Company borrowing against the Company’s real estate, entering into one or more sale/leaseback transactions, and selling the Company to a third-party that would separate the Company’s assets into a real estate subsidiary and an operating company. Each time the Company has reviewed these alternatives, it determined that the Company could maximize value to shareholders by continuing to operate as a stand-alone entity and accordingly never pursued any of them. Based on these analyses, the Company has determined not to and has to its knowledge never conducted, nor commissioned from a third party, any detailed assessment or appraisal of the Company’s real estate assets.

•

The Board’s belief that the Company would not be able to readily liquidate or monetize its real estate in a manner that would be certain to yield value to the Company and its shareholders in excess of the Offer consideration and that there were significant tax implications to doing so. The Company’s owned properties were acquired over the life of the Company and, as such, have a low tax basis. Accordingly, if the Company were to sell these properties outright or in a sale-leaseback transaction it would incur a significant tax liability in doing so. The Company determined that, taking this tax liability into account along with the transaction fees, the after tax proceeds from the outright sale of its owned real estate would not offset the loss of income from the sold properties and that the sum of the amounts that the Company could obtain from the sale of its owned properties and operating business separately would not exceed the value of the consideration offered by CVS. Similarly, that if the Company were to lease back these properties that the capitalized value of the increased rent and property tax expense payable over the lease terms would more than offset the net proceeds of the sale (i.e., after payment of the tax liabilities and transaction expenses) and would accordingly not increase the consideration that an acquiror would pay to acquire the Company.

•

The fact that Party A after conducting due diligence was unwilling to propose a business combination that provided more value than the Offer and the Merger or that did not require the Company to assume regulatory risk.

•

The Board’s ability, prior to the consummation of the Offer, to change its recommendation regarding the advisability of the Offer and the Merger if, following receipt of a superior proposal, the Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board to change its recommendation would be inconsistent with the statutory duty of the members of the Board, as directors, under Maryland law.

•

The Company’s right to terminate the Merger Agreement prior to the Acceptance Time (as defined in the Merger Agreement) to enter into an acquisition transaction with a third party that the Board determines to be a superior proposal if certain conditions are satisfied and the Company pays a termination fee of $115 million.

•

The fact that the Offer and the Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions and that CVS’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

•	The financial strength of CVS and the fact that the transactions are not subject to CVS’s ability to obtain financing.

•

The Board considered the fact that the merger agreement with CVS required CVS to take actions to satisfy regulatory concerns (including divesting stores), subject to the limitation that CVS would not be required to divest assets that generated or represented an amount equal to 30% or more of the Company’s consolidated operating profit for the twelve month period ending January 31, 2008 (the “Regulatory Threshold”). The

Board, based on the advice of counsel, determined that any required divestitures in a transaction with CVS would likely not exceed the Regulatory Threshold and that accordingly, CVS was effectively assuming all of the regulatory risk of a transaction with CVS. The Board, based on the advice of counsel, also determined that if the Company were to enter into a transaction with Party A with the same Regulatory Threshold, that Party A could be required to take action that exceeded the Regulatory Threshold and accordingly that Party A if they were to agree to such terms would not be assuming all of the regulatory risk that a transaction with Party A presented.”

•

The other terms of the Merger Agreement, including the commitment by CVS with respect to obtaining all regulatory approvals, and the Board’s expectation, after considering advice of counsel, with respect to obtaining all regulatory approvals in a timely manner.

•

The fact that the transaction is structured as a tender offer which can generally be completed, and deliver cash consideration to shareholders, more promptly than would have been the case with a voted merger.

•

The opinion of JPMorgan delivered to the Board on August 11, 2008, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the $71.50 per Share in cash to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

The Board also considered the following potentially negative factors and determined that they did not outweigh the reasons stated above:

•

The covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to provide non-public information or engage in discussions or negotiations of other potential acquisition proposals unless the Company has first received a bona fide acquisition proposal that the Board reasonably believes will lead to a superior proposal and determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board to take such action would be inconsistent with the statutory duty of the members of the Board, as directors, under Maryland law.

•

The risks and costs to the Company if the Offer does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

•

The fact that the Company’s shareholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any future appreciation in the value of the Company.

•

The risk that CVS may terminate the Merger Agreement and not complete the Offer in certain circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if the Company does not perform its obligations under the Merger Agreement in all material respects.

•

The provision in the Merger Agreement requiring the Company to pay a $115 million termination fee if the Merger Agreement is terminated to accept a superior proposal and in certain other circumstances.

•	The fact that the all-cash consideration in the transaction will be taxable to the Company’s shareholders that are U.S. persons for U.S. federal income tax purposes.

•	The matters described above in Item 3(a) “Arrangements with Directors and Executive Officers of the Company.”

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company’s shareholders outweigh the negative considerations. The Board determined that the Offer and the Merger represent the best reasonably available alternative to maximize stockholder value with minimal risk of non-completion.

The foregoing discussion of the material reasons considered by the Board is not intended to be exhaustive. In view of the variety of reasons considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different reasons.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

LONGS DRUG STORES CORPORATION

By:	/s/ WILLIAM J. RAINEY
William J. Rainey, Senior Vice President, General Counsel and Secretary

Dated: September 10, 2008